FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

America West Airlines Webcast
May 19, 2005
5:00 PM PT

Elise Eberwein: We’re going to get started in a second. I want to make a couple quick introductions. Thanks, everyone, for being here. My name is Elise Eberwein, Vice President of Corporate Communications for America West.

Joining us this evening is my counterpart, Mr. David [indiscernible]. We’ll hear remarks from Bruce.

Welcome and thank you for coming this evening. The format for tonight is as follows: We’ll hear remarks first from Bruce; then Doug will make a few comments. Then after opening remarks we’ll have questions.

Please keep in mind that the press conference for our media friends and employees, we have a webcast later tonight. So please, members of the media, speak up. We want to hear from you. And if you’re interested in lining up one-on-one interviews, please see one of the America West corporate community people. — raise your hand — later on.

At this point, I’ll turn it over to CEO, Bruce Lakefield.

Bruce Lakefield: Thank you very much. It’s been a while since I’ve been in Phoenix. I was very pleased flying in this morning on America West on time. I gotta give Doug all the credit for it. You know, it’s really remarkable to see how this area has grown. I’m sure the hospitality of the area will prove very fruitful for those people from US Airways that make their way here to Phoenix in the combination of our two airlines.

As you all know, we announced a merger agreement today between US Airways and America West, and I’m very, very pleased on behalf of myself, my management team, our boards of directors and their employees to be part of this transaction. I think it brings to light a very, very fine airline, with a bunch of great people on both sides of the equation in a very, very tough industry. I think we have a business plan, and Doug will talk more about it, that makes all the sense in the world of bringing these two airlines together to be a low-cost, low-fare, national, full-service airline. I think that’s an important statement.

We’ve worked very diligently and very hard to get to this day. We have more work to do going forward. But we’ve found the backers and the cooperation not only from our people, our employees who have sacrificed so much over a long period of time in this changing environment to come up with a formula that really works and that will provide a very bright future for the combination of our airlines and for the employees of both.

Doug will go over some of the details. We’ll both be here for some questions. But I would like to just comment: I think today my company, our company, our employees at US Airways and our customers will be in the fine, good hands of Doug Parker, whose leadership qualities are unsurpassed in the airline industry.

I think Doug has done an outstanding job here with America West. I feel very comfortable working with him, staying on the board and being his vice chairman and working through this merger, not only to the combination, but also staying involved going forward.

So, you know, he’s been a great leader, and I’m sure he’ll be a great leader going forward, and I look forward to working with all of you and maybe spending some more time out here where I’m not on the Red Eye going back to Washington, you know, this evening. But I’m told there’s plenty of things to do out here. And I was told that there’s a great lifestyle out here in Phoenix.

Without any more, Doug, give us all the facts.

Doug Parker: Thank you, Bruce. Good evening. I agree with Bruce. This is a great day for America West and for US Airways, and a great day for both of our airlines’ employees. We provided transaction details in a press release earlier this year, earlier, so I’ll keep my comments brief. The fact of the matter is that this merger creates more security for both airlines’ employees, and we’re both very excited about that fact.

As we move forward with the merger with US Airways, we only see better things ahead. We’ll take our extensive western network, combine that with US Airways’ valuable East Coast network, and that’s great news for consumers and will do so at prices that the consumers of both of our airlines have become fond of: Low fares for the consumers. On top of that, we’ll have improved international service to some very exciting cities, and all in all the airline will serve over 200 cities in the United States, Canada, Mexico, the Caribbean and Europe.

So with that, again, it’s a great day for America West. It’s a great day for US Airways. It’s a great day for our customers, our shareholders and for our employees. So at that point I’ll open it up for questions.

<Q>: (Inaudible) Channel 3. Hello, how are you? Can you talk a little bit about the decision as far as keeping the name US Airways versus America West? Could you elaborate what went into that process?

<A>: Certainly. The fact of the matter is we at America West are very proud of our name. It’s not an easy decision for us. The fact of the matter is, however, we’re building a global airline here, and the US Airways brand is much better recognized globally. Indeed, the name itself speaks much more nationally and globally than America West does. The research we have done shows that the US Airways name is much more recognized amongst business customers nationwide. Certainly amongst consumers on the East Coast. And the combination of all that resulted in our decision that the right thing to do, as hard as it is for those of us at America West to do what’s best for the consumer brand and to do what’s best for everybody. Thank you.

<Q>: Mike Levitt from Channel 5 in Phoenix. How important was it to you during these discussions to keep the home here, to keep the presence here, to keep, you know, the local flavor?

<A>: It’s obviously very important to us. We like it here. Alternatively, it’s important to Bruce and his team, and they wanted to keep it in Washington. At the end of the day what mattered was doing what was best for the combined entity. And what we determined was best for the combined entity was to leave the headquarters, put the headquarters in Tempe.

We have a facility here that is extremely functional. It’s not fully utilized. The fact that US Airways happens to be in bankruptcy means they can actually terminate long-term leases and we can’t. All those things came together and resulted in, I think, the proper decision to put the headquarters in Tempe. We certainly like it here. I’m glad to know Bruce seems to like it here.

So, again, it’s not an easy decision. It’s always one of the harder decisions in one of these transactions. For the people of Arizona, this has worked out well for us. But the fact of the matter is we welcome the opportunity to have a lot of new people in this building who can learn what we all know about Phoenix and enjoy it here as well.

<Q>: At the shareholders meeting the other day a lot of people got up, a lot of employees got up and asked you questions which you couldn’t answer. Now, obviously, can you say something to them about assurances for their future?

<A>: Sure. You know, the fact is one of the things I like most about this transaction is what it does for the employees of America West. As fantastic a group of people as we have, as resilient a work force as they are, and as great customer service as they’ve given, the fact of the matter is founding the airline in 1983, most of that time has been met with anxiety about our long-term viability. This transaction takes care of that. We’re going to form an airline that has $10 billion of revenues, it has$2 billion of cash on hand, that through $600 million of synergies will allow an airline to be profitable even at $50 a barrel fuel. These are things other airlines can’t say. It gives our employees a sense of security and viability that other employees in the airline business won’t be able to say; and I feel extremely good about that.

<A>: That goes for the people at US Airways also. I mean it’s a great combination. It really works.

<Q>: Graham Resnick, Channel 12. You’ve targeted $600 million in cost cuts. Many of those appear to be employees. These have, what, 40,000, do you have a target number what you want this company to be in employment?

<A>: Well, Graham, the combined companies have about 42,000 employees. We have mentioned that part of the synergies putting the two companies together is right-side out networks. We believe that results in some, approximately 60 fewer aircraft between the two companies. With 60 fewer airplanes, we’ll lose about 15% of the fleet. We certainly don’t need — we don’t need 42,000 employees. Having said that, that does not mean that there are going to be significant furloughs.

The aircraft that are leaving will leave on a fairly gradual basis over the course of the next 12 months. And as those aircraft leave the fleet, there obviously is going to be attrition at both carriers, which we both experience today. So there certainly will be a number of the reduction in force will happen through attrition. Will it all happen through attrition? I hope so. But I’m not certain. To the extent it doesn’t, there may be some furloughs in certain work forces. But we don’t anticipate major furloughs throughout the system. And, more importantly, this isn’t about reducing four or 5,000 jobs. It’s about saving 35,000 jobs. And that’s what’s important. And that’s what we all know we’re doing.

So as we go through this, to the extent there will be reductions in employment required between the two companies, I feel very good about the fact that we’re going to be able to do so in a way that is as labor-friendly as it possibly can be. I’m hopeful what that means is it will all be done through attrition. It may not be possible. But to the extent it’s not, we’ll work as best we can to find people jobs in other places in the company.

<Q>: I wanted to understand your math there. You said 35,000 jobs. Is that the target number?

<A>: 42,000 employees today. If you have 15% fewer airplanes, I round it off significantly, but it’s not easy to come to — it’s not hard to come to a number when you say you need 5,000 fewer employees over time. But it’s also not hard to come up with a scenario whereby you have attrition of 5,000 employees over the course of the next 12 months.

<Q>: Thank you.

<A>: Somebody must have a question. I can’t believe we answered them all in our press release.

<Q>: Steve Kraft from Fox 10 here in Phoenix. How are you going to take out Southwest Airlines? Southwest is quite a presence now in Philadelphia. You’ve seen that firsthand. Quite a presence in Phoenix. How do they play into your strategy and how do you compete effectively against them? How do you differentiate yourself from them? How do you steal market share from them?

<A>: I’ll start and you can chime in, Bruce. We at America West have competed against Southwest since we were founded. Southwest’s two largest sources of operation are Phoenix and Las Vegas, which happen to be our two largest bases of operation. They’re a fantastic airline and a very good competitor, one that does such a good job that it keeps all the rest of us on our toes and constantly trying to make sure that we can compete with them.

This transaction will allow us to compete much better with Southwest. Like I say, we at America West do it well in Phoenix and Las Vegas. We will now do it on a broader scale. By no means do any of us think this is somehow designed to take on Southwest or to be Southwest. They’re a different animal. About it is designed to make sure we can compete with Southwest and survive.

My view is that Southwest Airlines is going to be here for a very long time and be a standard in a number of areas. And what this does for us is it allows us the opportunity to compete against the likes of Southwest and make sure that we’re around for a good, long time for competing business.

<Q>: Mr. Lakefield, let me ask you this, if I could. Is there anything in the contracts you have with your unions saying in the event of a merger they’re not going to be the parties who will be furloughed, it will be the partner to the merger that will contribute the furloughs?

<A>: No, there isn’t. First of all, we tried to explain that the merger of the airlines starts at the customer level and works its way down. We still foresee operating two separate airlines for a period of time before the integration of the operating side of the equation. But the Southwest question I’d like to — Southwest was competing and is competing with US Airways on the old US Airways model. We made a number of changes over a period of time bringing our labor Losts and our other costs in line with America West. Southwest had a very big cost advantage, but they don’t have a product advantage. We still will have the clubs. We still have first class. We’ll still have seat assignments. You know, other things that bring customers back to us.

This merger gives us bigger depth and breadth across the nation. You know, Southwest doesn’t have international flying that brings West Coast flyers through our hub in Philadelphia to fly to the 13 cities that we fly internationally and the 35 different places we fly in the Caribbean. So there’s a competition.

Our combined labor costs with America West and the new US Airways is very competitive with Southwest. Yeah, we will compete. As Doug said, they will not be easy. They don’t roll over. But yet when you look at Philadelphia, for example, we have 450 plus flights in and out of Philadelphia every single day. And that’s just, you know, on the mainline. So, yeah, they are in our markets. But Doug and the people at America West have effectively competed with them here in Vegas and Phoenix for a long time.

So I think we will be very formidable and we will be very competitive. And Southwest usually looks for the weak sister. And I think Doug explained it very clearly that we will not be the weak sister anymore.

<Q>: What about the paint job? Are you going to go with this look here?

<A>: Looks nice, doesn’t it? That’s a good question. And yeah, we certainly — we haven’t had that discussion yet. But —

<A>: I don’t want to [indiscernible].

<Q>: Mr. Parker, Mr. Lakefield, Tony Massina with the Charlotte Observer in North Carolina. Two questions: I know you two are confident you can make this deal work and pull it off, but what’s the biggest obstacle you see as far as actually making that happen?

<A>: In my view the largest obstacle is the integration of the two cultures. That clearly is going to take some work. They are two separate airlines with two separate cultures, two separate histories. Having said that, I think there’s a lot more in common with two airlines than there are differences. We are all aviation professionals who are proud of our unique heritage but also proud of the fact we’re aviation professionals who want to take care of customers and want to see a bright future. So that’s a challenge for management, one that we recognize and one that we feel that we’re up to, to make sure that we do everything we can to communicate to all of our employees what this means for all of us and get us to work together as one team pulling together as opposed to pulling each other apart. And, again, we’re up to that.

<Q>: Do you see any hurdles to getting to the closing date of this deal?

<A>: Of course there are hurdles. Yeah, we have Department of Transportation. Department of Justice. We have the ATS. But we have a number of financial institutions that are investing in us and think that this is, you know, a model that absolutely works and that they have a high degree of confidence in. Otherwise they wouldn’t have put their money up. You know, the thing that I talk about, and I think that Doug’s done very well here, at US Airways we have the four Ps I call it: Pride, professionalism, partnership and profitability. And I think with what we’re trying to do at US Airways has always been the America West model. Remember in labor negotiations, we always talked about America West, you know, slates, if you will, and we talked about Jetblue productivity. So we’ve always looked at these guys as having a good model, and we brought our costs in line with them. And now we can structure an airline that flies over 500 airplanes nationwide to compete with a Southwest or anybody else, including all the legacy carriers.

<A>: Let me reference the closing concerns, if I can. Clearly there are conditions to close. But this has been wildly rumored for quite some time now. The reason is we were working on it for quite some time. It’s been extremely important to America West, in particular, that we not go announcing anything that has a number of contingencies in it. That is, we were not — we did not want to go announce a transaction that said, well, we think this makes sense but we still need to go raise some more money; if we do that, that’s going to work. But we’re confident we can do that. That wasn’t acceptable to us. Our view was, we weren’t going to go announce this until we had it all buttoned down in terms of financing, a credible story, a story not just credible but backed by real financial support, backed by real partner support so that we could stand and say that not that we think we can get the $2 billion, that we have commitments that will get us $2 billion, approximately, of cash when we close.

This deal does not have any contingency as to, oh, we need to get this done to make it happen. What has to happen is others need to approve it. We’re confident they will because it means so much to both airlines. It means so much to our employees. It means so much to anyone, to all our constituents, and it’s good for consumers.

So while there are regulatory hurdles we have to overcome, we feel very, very good about doing so, because it passes all the criteria that would be required.

<Q>: The second sort of broad question I have is, it’s more of an industry question. Certainly a lot of people in the industry were hoping, you know, for more than 65 [indiscernible] hoping for 280 planes from US Airways to go away. But the elimination of 60 planes between your two fleets, what does that do for the industry as far as helping reduce capacity and increase pricing power? What does it do for the industry and what does it do for this merged carrier?

<A>: First off, it’s not our responsibility to take care of the industry. It’s our responsibility to take care of our companies and our shareholders and our employees. And it does the right things for our shareholders and our employees.

Certainly, I’m sure there are others around the industry who prefer for us not to do this, because it’s not good news for them, but that’s what we’re supposed to do is go compete.

So at any rate, you know, I can’t really speak for what is best for the industry. I happen to think it’s better for the industry either scenario, because we will gradually get out, have some capacity reduction and we will do so in a way that is measured. While I think actually it can be more cataclysmic, would have resulted in people fighting for the same exact piece of property and you would probably have seen very little, if any, effects to go away. But that’s a lot of speculation there.

More importantly, what it means to our companies is very good. And while it’s bad news for our companies, that must mean we’re doing something right.

<Q>: I’ve got a question that doesn’t relate directly to flying. But there’s a certain arena downtown that has a name on the roof. A lot of people would like to know what’s going to happen to that name.

<A>: It’s not going to be Bob anymore.
(Laughter)

Oh, the other one.

Yeah, we own the naming rights to America West Arena. To the extent the America West name goes away, it doesn’t make sense [indiscernible] be called America West Arena. We’ll talk to the Suns what we do about that. But the naming rights are ours and we’ll try to determine what we do with that as we move forward. We’re a ways away from that.

<Q>: As long as the deal has been rumored, it’s been very difficult to find anybody, a single person out there in the industry or the analyst community who thought this was a good idea. In fact, your good friends at Southwest Airlines, as I’m sure you read, thought you both were out of your mind. What do you know that they don’t?

<A>: We have access to the facts. And they don’t. The fact we’ve been through the diligence. We know what’s there. You don’t need to take our word for it. All you need to do is take the word from the people who put their money where their mouth is. Outside investors who had access to the facts, access to numbers, who believe in us, putting up their own money. $350 million of outside equity. Since the deal has even been rumored, we’ve had numerous requests from other equity investors to get involved. I guess you’ll see more equity come in as we move forward.

Again, you take comments from competitors with a grain of salt. If they said it was a good idea, I would be really worried.

<Q>: They’re worried.

<A>: At any rate, what I can tell you, Brant, is the people who have access to the information, who signed nondisclosure agreements, that have seen the numbers themselves and done their own diligence are voting with their money. We’ve got a lot of it coming in.

All right. I guess that takes care of it. Thank you all very much for being here. We really appreciate it.

Thank you.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.